Exhibit 99.1

ICON Reports 22% Increase in EPS and Strong Cash Flows (NASDAQ:ICLR) (ISIN:IE0005711209)

Highlights – Second Quarter Fiscal 2009

* Net revenue of $220 million.

* Income from operations increased by 20%, to $29.3 million, before one time net charges.

* Operating margins before one time net charges expanded to 13.3% from 11.2% and EPS on the same basis increased by 22% to 38 cents.

* One time net charges of $4.2 million arising from restructuring charges and tax credits.

* Net new business wins in the quarter of $266m, representing a book-to-bill ratio of 1.2.

* Net cash of $83.2 million compared to net debt of $2.2 million in Q1.

* Revenue guidance for 09 amended to $880-$900 million and EPS guidance, before one time net charges has firmed to $1.38 - $1.44

DUBLIN--(BUSINESS WIRE)--July 22, 2009--ICON (NASDAQ:ICLR)(ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the second quarter ended June 30, 2009.

Net revenues for the quarter were $220 million, representing a 1% increase over net revenues of $218.3 million for the comparative quarter last year. Year-to-date, net revenues were $439.8 million, representing a 5% increase over the same period last year.

Before one time net charges income from operations was $29.3 million or 13.3% of revenue, compared to $24.4 million or 11.2% for the same quarter last year. Net income was $22.8 million or 38 cents per share on a diluted basis, compared with $18.8 million or 31 cents per share last year.

Before one time net charges year-to-date income from operations was $56.2 million, compared to $45.9 million last year representing a margin of 12.8% in 2009 v a margin of 10.9% in 2008. Net income was $43.7 million or 73 cents per share, compared with $35.7 million or 59 cents last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 49 days at June 30, 2009, compared to 59 days at March 31, 2009.

For the quarter ended June 30, 2009, cash provided from operating activities was $103 million and capital expenditure was $8.3 million. As a result, the company’s net cash, amounted to $83.2 million at June 30, 2009, compared to net debt of $2.2 million at March 31, 2009.

Chairman Dr. John Climax commented “I am very pleased with ICON’s performance for the first six months of 2009. Our growth in margins, operating income and earnings was very encouraging. Year to date revenue was 5% ahead of prior year and earnings per share were up 24% over the first six months of 08.”

“In the current market, we are pleased with the results for the quarter”, said CEO Peter Gray. “We continue to expand margin and as a result we increased operating income by 20% compared to the same period last year. In addition we are now amending guidance for revenue for the remainder of 2009 to $880 - $900 million and firming our EPS guidance, before one time net charges to, $1.38 -$1.44.”

During the quarter the company undertook a number of cost reduction steps which led to one time gross restructuring costs of $13.4 million. An offsetting credit from government incentive payments relating to prior periods resulted in a net charge of $8.9 million. In addition, tax credits amounting to a further $4.7 million reduced the provision for income tax. Thus the overall net one time charge was $4.2 million. US GAAP operating income after these items amounted to $20.4 million or 9.3% of revenue and year-to-date operating income amounts to $47.3 million or 10.8% of revenue. US GAAP net income for the quarter is $18.5 million or 31 cents per share and for the year-to-date net income is $39.5 million or 66 cents.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

The company will hold its second quarter conference call today, July 22, 2009 at 10:00 EST [15:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 71 locations in 38 countries and has approximately 7,000 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON plc

Consolidated Income Statements (Unaudited) (Before one time net charges)

Three and Six Months ended June 30, 2009 and June 30, 2008
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Gross Revenue	300,969	316,592	619,507	600,445

Reimbursable expenses	80,968	98,292	179,675	180,801

Net Revenue	220,001	218,300	439,832	419,644

Costs and expenses
Direct costs	125,146	122,976	249,314	236,165
Selling, general and administrative	58,010	64,289	119,268	124,834
Depreciation and amortization	7,526	6,641	15,016	12,739

Total costs and expenses	190,682	193,906	383,598	373,738

Income from operations	29,319	24,394	56,234	45,906

Net interest expense	(875)	(476)	(1,611)	(519)

Income before provision of income taxes	28,444	23,918	54,623	45,387

Provision for income taxes	5,687	4,891	10,922	9,138
Minority interest	-	206	-	534

Net income	22,757	18,821	43,701	35,715

Net income per ordinary share
Basic	$0.39	$0.32	$0.75	$0.62

Diluted	$0.38	$0.31	$0.73	$0.59

Weighted average number of ordinary shares
Basic	58,576,384	58,213,388	58,557,089	58,009,324

Diluted	59,674,939	60,313,126	59,716,244	60,167,978

ICON plc

Consolidated Income Statements (Unaudited) (US GAAP)

Three and Six Months ended June 30, 2009 and June 30, 2008
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Gross Revenue	300,969	316,592	619,507	600,445

Reimbursable expenses	80,968	98,292	179,675	180,801

Net Revenue	220,001	218,300	439,832	419,644

Costs and expenses
Direct costs	125,146	122,976	249,314	236,165
Selling, general and administrative	58,010	64,289	119,268	124,834
Depreciation and amortization	7,526	6,641	15,016	12,739
One off items	8,941	-	8,941	-
Total costs and expenses	199,623	193,906	392,539	373,738

Income from operations	20,378	24,394	47,293	45,906

Net interest expense	(875)	(476)	(1,611)	(519)

Income before provision of income taxes	19,503	23,918	45,682	45,387

Provision for income taxes	973	4,891	6,208	9,138
Minority interest	-	206	-	534

Net income	18,530	18,821	39,474	35,715

Net income per ordinary share
Basic	$0.32	$0.33	$0.67	$0.62

Diluted	$0.31	$0.31	$0.66	$0.59

Weighted average number of ordinary shares
Basic	58,576,384	58,213,388	58,557,089	58,009,324

Diluted	59,674,939	60,313,126	59,716,244	60,167,978

ICON plc

Summary Balance Sheet Data

June 30, 2009 and December 31, 2008
(Dollars, in thousands)

	June 30,	December 31,
	2009	2008
	(Unaudited)	(Audited)
Cash and short-term investments	147,304	101,104
Debt	64,107	105,379
Net cash/(debt)	83,197	(4,275)

Accounts receivable	208,461	210,535
Unbilled revenue	114,028	141,727
Payments on account	(158,823)	(121,935)
Total	163,666	230,327

Working Capital	197,473	185,957

Total Assets	897,478	867,285

Shareholder's Equity	507,924	456,366

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Ciaran Murray CFO + 353 1 291 2000
	both at ICON.

	http://www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON
Investor Relations 1-888-381-7923
or
Ciaran Murray, Chief Financial Officer
+ 353 –1-291-2000
or
Brendan Brennan, Corporate FP&A
+ 353 –1-291-2000